Third Party Logistics Services Agreement

This Third Party Logistics Services Agreement ("Agreement") is effective as of April 1, 2010, between **PureSpectrum, Inc.** ("Buyer") a Delaware corporation with its principal offices at 340 Eisenhower Drive, Building 600, Suite 610, Savannah, GA 31406; and **Ferguson Enterprises, Inc.** ("Seller") a Virginia corporation with its principal offices at 12500 Jefferson Avenue, Newport News, VA 23602. Buyer is in the business of selling enhanced lighting products including, but not limited to, lamps, ballasts and switches as listed on Schedule 1 attached hereto ("Products"). Buyer has requested, and Seller agrees to provide, third party logistics services for Buyer's Products pursuant to this Agreement ("Services").

1. PERIOD OF PERFORMANCE:

A. This Agreement shall be effective for a period of one (1) year from the effective date ("Initial Term") unless otherwise terminated as provided herein.

B. Following the first ninety (90) days of the Initial Term and any Renewal Term (defined below), this Agreement shall be re-evaluated every ninety (90) days by Buyer and Seller to assess whether invoiced sales are maintained at Fifty Thousand Dollars ($50,000.00) or above.

C. In addition to the termination provisions of Article 6 hereof, either party may terminate this Agreement, at any time during the Initial Term or Renewal Term of this Agreement for its convenience, without liability to the other, by providing to the other party at least ninety (90) days prior written notice.

D. After the Initial Term, this Agreement shall automatically renew for successive three (3) year Renewal Terms, subject to the termination provisions of Paragraph 1.C above and Article 6.

2. SCOPE OF SERVICES:

A. Location:

i.) Seller shall provide Services as described herein at Seller's Stockton, CA Distribution Center and its Front Royal, VA Distribution Center ("Locations" or each individually a "Location".)

ii.) Seller shall provide the Services during the standard hours of coverage at the Locations.

iii.) Seller shall provide emergency service as needed upon request outside of normal operating hours at the Locations. Seller reserves the right to charge an Emergency Service fee of One Hundred Dollars ($100) per hour if requested to provide emergency service.

B. Product Storage and Processing

i.) Seller shall provide an area of 5,500 square feet at each Location suitable for receiving, standard storage and coordinating disbursement of the Products. Should more space be needed, the parties shall negotiate a mutually acceptable resolution which shall be committed to writing and signed by representatives of Buyer and Seller.

ii.) Seller's Services for the Products shall include: receiving, standard storage and handling, management of freight carriers, order entry processing, order picking, shipping of orders, daily status reporting, monthly invoicing, inventory adjustment reporting, parts maintenance reporting and inventory control reporting to include cycle counting, variance reporting and making appropriate adjustments to inventory .

iii.) Buyer is the owner of the Products at all times under this Agreement.

iv.) Seller shall provide any facility related utilities necessary to support the program including but not limited to electrical service, HVAC and telephone service as included in the fee paid to Seller for the Services ("Service Fee"). Following the first ninety (90) days of the Initial Term, should monthly reported sale of the Products fall below Fifty Thousand Dollars ($50,000.00), a reasonable charge for utilities shall be charged, which shall be committed to writing and signed by representatives of Buyer and Seller.

C. Systems

i.) Seller shall furnish the necessary computer hardware and software including but not limited to scanners, computers, printers, facsimile machines to facilitate the supply of services in accordance with this Agreement.

ii.) Buyer and Seller shall cooperate to implement as soon as possible Seller's electronic data interchange ("EDI") system and connectivity to expedite Buyer's order entry with Seller.

D. Reporting

i.) Seller, using the reports and processes described in Schedule 2, attached, shall track and report information on transaction activities.

ii.) Seller shall provide custom reports to Buyer upon request, for which there shall be an additional fee for programming and other costs.

iii.) Buyer will approve any additional costs for special programming prior to development of custom reports.

3. FINANCIAL:

A. Pricing:

i.) The Service Fee shall be calculated by taking the total value of Products shipped, priced at Buyer's established national account pricing shown on Schedule 1, multiplied by 0.14 (14%).

ii.) The cost of any special packing or special handling caused by special requirements or requests shall be added to the invoice.

iii.) Shipping costs shall be billed to Buyer and reimbursed to Seller, but no Service Fee shall be calculated on shipping costs.

iv.) Schedule 2 sets forth an example of the Monthly Invoice and its calculations.

v.) Following the first ninety (90) days of the Initial Term, Buyer and Seller shall thereafter re-evaluate every ninety (90) days the level of sales invoiced. After the first ninety (90) days should such invoiced sales not be maintained at Fifty Thousand Dollars ($50,000.00) or more, either party may terminate this Agreement pursuant to Section 6.A. or for convenience under Section 1.C., or the parties may renegotiate the terms of this Agreement so that it may remain in effect.

B. Billing

i.) Seller will send a batch billing to Buyer once per month reflecting the Service Fee, and the orders processed during the billing period as previously reported to Buyer on the Daily Status Reports.

C. Payment terms

i.) Net 30-Buyer shall pay the full invoice amount within thirty (30) days of the invoice date.

ii.) Seller reserves the right to change the payment terms in the event of any material change in the creditworthiness of Buyer, which shall be committed to writing and signed by representatives of Buyer and Seller..

D. Taxes:

i.) Seller shall invoice and Buyer shall pay the amount of any applicable sales, excise or other taxes ("Taxes"), on the Services provided under this Agreement..

ii.) Seller shall forward to the appropriate taxing authority any Taxes withheld along with any required report.

E. Overdue Amounts

i.) Payments not received within terms are subject to a service charge of 1.5% per month.

ii.) If it is necessary to initiate a collection action for unpaid amounts, Buyer shall pay all costs of collection including reasonable attorney's fees.

F. Setoff

i.) Buyer shall not be entitled to set-off any amounts due Buyer against any amount due Seller in connection with a transaction.

ii.) In the event of a dispute, Buyer shall notify Seller in writing of any discrepancy within thirty (30) days receipt of the invoice.

iii.) The notice shall provide sufficient detail to Seller to research the nature of the discrepancy.

iv.) Upon receipt of notice of a discrepancy, the parties shall work together in good faith and promptly exchange any necessary information to reconcile any outstanding issue within a reasonable time.

4. RISK OF LOSS:

A. Risk of loss shall transfer to the Seller upon delivery of goods to a Location.

B. Risk of loss shall transfer to the Buyer upon tender of goods to a common carrier or Buyer's truck.

C. Seller shall insure Products against all risk of loss and casualty while Products remain in Seller's possession up to the limit of [$15,000,000] as evidenced by the certificate of insurance previously provided to Buyer listing Buyer as a "Loss Payee." Buyer may annually request a certificate of insurance naming Buyer as a "Loss Payee."

5. FORCE MAJUERE:

A. Seller will make a good faith effort to complete delivery of the Products to a common carrier or Buyer's truck as required by Buyer to maximize the fill rate and minimize inventory carrying costs.

B. Seller assumes no responsibility or liability and will accept no back charge for loss or damage due to delay or inability to deliver, whether or not such loss or damage was made known to Seller, including, but not limited to, liability for Seller's non-performance caused by acts of God, war, labor difficulties, accidents, delays of carriers, contractors or suppliers or any other causes of any kind whatsoever beyond the control of Seller.

C. SELLER SHALL NOT BE LIABLE FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, OR INDIRECT DAMAGES, LOSSES, OR EXPENSE (WHETHER OR NOT BASED ON NEGLIGENCE) ARISING DIRECTLY OR INDIRECTLY FROM DELAYS OR FAILURE TO GIVE NOTICE OF DELAY.

6. EVENTS OF DEFAULT:

A. Either party may terminate this Agreement for the following if the other party fails to cure a material breach within thirty (30) days after receipt of written notice of such breach from the other party:

i.) Failure to make any payment when due,

ii.) Failure to perform any term or condition in this Agreement;

iii.) Failure to give required notice;

B. Either party may terminate this Agreement immediately if the other party:

i.) dissolves or terminate its existence;

ii.) becomes insolvent,

iii.) fails to pay its debts as they mature,

iv.) makes an assignment for the benefit of creditors, or

v.) initiates a petition under the Bankruptcy Act or similar law for protection from creditors,

vi.) the appointment of receiver for the Products covered

vii.) fails to defeat, within ten (10) days, a filing of any petition to adjudicate Buyer bankrupt;

viii.) fails to provide adequate assurance of performance within ten (10) days after a justified demand by Seller.

7. TERMINATION:

Upon termination of this Agreement with or without cause:

A. Seller shall tender all packages to Buyer or to a common carrier on or before the effective termination date.

B. Buyer shall pay Seller for services performed up to the effective date of termination.

C. Buyer's entire account(s) with Seller shall become immediately due and payable without further notice or demand.

D. All past due amounts are subject to service charges at 1.5% per month.

E. In the event it becomes necessary to incur any expense for collection of any overdue account, the breaching party shall be liable for reasonable collection charges, including reasonable attorneys' fees.

F. Termination shall not relieve either party of obligations previously incurred pursuant to this Agreement.

G. The non-breaching party may exercise any other right or remedy which it may have by law.

8. WARRANTY

A. Warranty:

i.) FOR A PERIOD OF NINEY (90) DAYS FROM SERVICE DATE, SELLER WARRANTS THAT SERVICES PERFORMED BY SELLER HEREUNDER SHALL BE PROVIDED IN A PROFESSIONAL AND WORKMANLIKE MANNER.

ii.) UPON RECEIPT OF WRITTEN NOTICE FROM BUYER WITHIN NINETY (90) DAYS OF THE SERVICE DATE THAT SERVICES WERE NOT PERFORMED IN ACCORDANCE WITH THE LIMITED WARRANTY ABOVE, SELLER SHALL, AT ITS OPTION, EITHER REPERFORM THE SERVICES OR REFUND THE AMOUNTS PAID FOR SUCH SERVICES TO BUYER.

iii.) GIVEN THE NATURE OF THE SERVICES, AND THE RESPONSIBILITY OF BUYER, BUYER ACKNOWLEDGES AND AGREES THAT REPERFORMANCE OR REFUND SHALL BE BUYER'S SOLE AND EXCLUSIVE WARRANTY.

iv.) SELLER HEREBY DISCLAIMS ALL EXPRESSED OR IMPLIED WARRANTIES, WHETHER IMPLIED BY OPERATION OF LAW OR OTHERWISE, INCLUDING, WITHOUT LIMITATION,

ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS OR FITNESS FOR A PARTICULAR PURPOSE.

v.) **UNDER NO CIRCUMSTANCES, AND IN NO EVENT, WILL SELLER BE LIABLE FOR INCIDENTAL, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OF ANY KIND.**

vi.) **BUYER HEREBY ACKNOWLEDGES AND AGREES THAT UNDER NO CIRCUMSTANCES, AND IN NO EVENT, SHALL SELLER'S LIABILITY, IF ANY, EXCEED $10,000 OR THE NET AMOUNT RECEIVED FOR THE SERVICES NOT MEETING 8.A.i., ABOVE, WHICHEVER IS LESS.**

B. Indemnification:

i.) Buyer shall indemnify, hold harmless and defend Seller and its agents and employees against any claim, suit, action, liability, or judgment ("Claims") for loss, injury, cost or expense (including reasonable attorney's fees) for damage to persons, property or the environment ("Damages"), arising out of or in connection with the any Products, or violation of any applicable laws or regulations by Buyer, or Buyer's negligent error or omission or intentional misconduct.

ii.) Buyer's obligation under this section shall not extend to Claims for Damages caused solely by Seller's gross negligence, intentional misconduct, breach of a material provision of this Agreement, or violation of applicable law or regulation.

iii.) Seller shall indemnify, hold harmless and defend Buyer from Claims for Damages to the extent caused solely by Seller's gross negligence or omission, intentional misconduct, or violation of applicable law or regulation.

iv.) The obligations, indemnities and covenants contained in this paragraph shall survive the consummation or termination of this transaction.

C. Representations & Certifications:

i.) Both parties certify that it does not and will not maintain any segregated facilities at any location, under its control.

ii.) Both parties agree to comply with all applicable laws, rules, regulations and executive orders in the performance of this Agreement including but not limited to: Fair Labor Standards Act of 1938, as amended; Occupational Safety and Health Act, as amended; Title VII of the Civil Rights Act of 1964, as amended and EO 11246 and Family and Medical Leave Act.

9. MISCELLANEOUS

A. Non-Waiver:

Either party's failure to insist upon the strict performance of any term or condition herein shall not be deemed a waiver of any such rights or remedies hereunder, nor of its right to insist upon the strict performance of the same or any other term herein in the future. No waiver of any term or condition hereunder shall be valid unless in writing and signed by an authorized representative against whom the right may be asserted.

B. Governing Law/Arbitration:

i.) All actions, regardless of form, arising out of or related to this Agreement must be brought against Seller within the applicable statutory period, but in no event more than ONE (1) YEAR after the date of invoice.

ii.) This Agreement shall be governed by laws of the State of New York.

iii.) Arbitration. Any and all disputes hereunder or related to the provision of Services by the Seller or the provision of the Products by the Buyer shall be resolved in and through binding arbitration to be conducted by and through the American Arbitration Association under the then-existing Commercial Rules and related expedited procedures thereunder. The situs of any such arbitration shall be the City of New York, New York.

C. Severability:

i.) This Agreement shall be construed as if all parties jointly prepared it. Uncertainty or ambiguity shall not be interpreted against any one party.

ii.) If any provision hereof is held to be illegal, invalid or unenforceable under any present or future laws, such provision shall be fully severable and the terms and conditions herein shall be construed and enforced as if *such* illegal, invalid or unenforceable provision had never been made a part hereof. The remaining provisions herein shall remain in full force and effect and shall not be affected by such illegal, invalid or unenforceable provisions or by their severance from this Agreement.

D. Entire Agreement:

i.) This document along with all schedules, exhibits and other documents expressly incorporated by reference shall constitute the entire, complete, and exclusive agreement between the parties with respect to the subject matter.

ii.) This Agreement supercedes any previous agreement or course of conduct between the parties, either oral or written. All prior proposals, negotiations and representations, if any, are merged herein.

iii.) No other terms shall be binding to add, modify, supersede or otherwise alter this Agreement except unless in writing, accepted and signed by an authorized representative of Buyer and Seller.

iv.) The parties acknowledge that standard business forms may be used in the ordinary course of business including but not limited to Purchase Orders, Acknowledgements, and invoices ("Standard Forms"). The terms included in Standard Forms shall not alter or modify in any way this Agreement. In the event of any conflict, the terms and conditions of this Agreement shall prevail.

E. Confidentiality:

The terms of this Agreement and including any addenda, attachment, or exhibit are strictly confidential. Neither party shall disclose the terms of this Agreement directly or indirectly to any third party or to those without a "need to know" without the express written consent of the other party. Nothing in this section shall preclude either party from communicating the terms of this agreement to any legal counsel, tax consultant or other business advisor who may be called upon to review and advise such party on this Agreement.

10. AGREED:

The parties have read, understood, and agree to the terms and conditions herein as evidenced by the signature of their authorized representatives below.

PURESPECTRUM, INC.	FERGUSON ENTERPRISES, INC.
Signed: [signature]	Signed:
Name: Lee L. Vanatta	Name:
Title: President / CEO	Title:
Date:	Date:

Attached Schedules:

1 Products

2 PureSpectrum 3PL Order Management Solution

ii.) This Agreement supercedes any previous agreement or course of conduct between the parties, either oral or written. All prior proposals, negotiations and representations, if any, are merged herein.

iii.) No other terms shall be binding to add, modify, supersede or otherwise alter this Agreement except unless in writing, accepted and signed by an authorized representative of Buyer and Seller.

iv.) The parties acknowledge that standard business forms may be used in the ordinary course of business including but not limited to Purchase Orders, Acknowledgements, and invoices ("Standard Forms"). The terms included in Standard Forms shall not alter or modify in any way this Agreement. In the event of any conflict, the terms and conditions of this Agreement shall prevail.

E. Confidentiality:

The terms of this Agreement and including any addenda, attachment, or exhibit are strictly confidential. Neither party shall disclose the terms of this Agreement directly or indirectly to any third party or to those without a "need to know" without the express written consent of the other party. Nothing in this section shall preclude either party from communicating the terms of this agreement to any legal counsel, tax consultant or other business advisor who may be called upon to review and advise such party on this Agreement.

10. AGREED:

The parties have read, understood, and agree to the terms and conditions herein as evidenced by the signature of their authorized representatives below.

PURESPECTRUM, INC.	FERGUSON ENTERPRISES, INC.
Signed:	Signed: [signature]
Name:	Name: DAVID N. MEEKER
Title:	Title: ASST. SECRETARY
Date:	Date: 4/12/2010

Attached Schedules:

1 Products

2 PureSpectrum 3PL Order Management Solution

SCHEDULE 1 – PRODUCTS

Attached hereto ~~are two (2) pages~~ IS ONE (1) PAGE listing the Products for which Buyer has requested, and Seller has agreed, that Seller shall provide the Services pursuant to the Third Party Logistics Services Agreement entered into by the parties effective April 1, 2010. Such listing may be amended from time to time by a writing signed by representatives of both Buyer and Seller.

purespectrum™
TECHNOLOGY

CFL Pricing US Division 2010
Schedule 1

Product	PS Part Number	Made by	Available date	Wholesale Nat'l Acct Price	3PL Cost
120V version					
11w Sprial	**PS11SP-27-12**	CnLight	June	$ 4.48	$ 0.63
15w Sprial	**PS15SP-27-12**	CnLight	June	$ 4.46	$ 0.63
20w Sprial T4	**PS20SP-27-12**	CnLight	Mar	$ 4.67	$ 0.65
23w Sprial T4	**PS23SP-27-12**	CnLight	June	$ 4.72	$ 0.66
26w Sprial	**PS26SP-27-12**	CnLight	June	$ 5.04	$ 0.70
14W A Lamp	**PS14A-27-12**	CnLight	Aug	$ 4.46	$ 0.63
15W A Lamp	**PS15A-27-12**	Golden U	May	$ 5.55	$ 0.78
11W Globe Lamp	**PS11G-27-12**	CnLight	Aug	$ 4.15	$ 0.58
15W R20 Ref Lamp	**PS15R20-27-12**	Golden U	May	$ 5.95	$ 0.83
18W R30 Ref lamp	**PS18R30-27-12**	TopBand	June	$ 5.28	$ 0.74
23W R40 Ref lamp	**PS23R40-27-12**	TopBand	June	$ 5.62	$ 0.79
PAR38 42W LED	**PS42PAR38-12-LED**	Fuwah	May	$ 19.64	$ 2.75

4/12/2010

4/8/2010

SCHEDULE 2 – PURESPECTRUM 3PL ORDER MANAGEMENT SOLUTION

Attached hereto are twenty-eight (28) pages reflecting the reports and processes which will be a part of the Services for the Products which Buyer has requested, and Seller has agreed, that Seller shall provide pursuant to the Third Party Logistics Services Agreement entered into by the parties effective April 1, 2010.